Filed by Trebia Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Trebia Acquisition Corp.

Commission File No.: 001-39331

Date: November 8, 2021

System1, LLC (Analyst Day)

November 5, 2021

Corporate Speakers

•	Bill Foley; Trebia Acquisition Corp; Co-Founder

•	Frank Martire; Trebia Acquisition Corp; Co-Founder

•	Michael Blend; System1, LLC; CEO and Co-Founder

•	Jen Robinson; System1, LLC; Chief Technology Officer

•	Tridivesh Kidambi; System1, LLC; CFO

•	Ashley DeSimone; ICR; Managing Director

Participants

•	Nat Schindler; Bank of America; Analyst

•	Michael Graham; Canaccord Genuity; Analyst

•	Maria Ripps; Canaccord Genuity; Analyst

•	Tom Forte; D.A. Davidson & Co.; Analyst

•	Shweta Khajuria; Evercore ISI; Analyst

•	Daniel Kurnos; The Benchmark Company; Analyst

PRESENTATION

Ashley DeSimone^ Hello. And welcome to Trebia Acquisition Corp and System1’s Analyst Day. On today’s call are Bill Foley and Frank Martire; Co-Founders of Trebia Acquisition Corp, Michael Blend; CEO and Co-Founder of System1, Tridivesh Kidambi; CFO of System1 and Jen Robinson; CTO of System1.

During the course of this analyst day call, certain statements made that are not statements of historical fact, constitute forward-looking statements that are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements.

Analysts as well as existing and prospective investors who view or participate in this presentation are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date with respect to management’s expectations, beliefs or plans included in the presentation. For more information, please refer to the risks, uncertainties and other factors discussed in Trebia Acquisition Corps’s SEC filings, including its preliminary registration statement, including the related proxy statement on Form S-4.

All cautionary or other disclaimer statements that we make during this call are applicable to any forward-looking statements that we make whenever and wherever they may appear. You should carefully consider the risk, uncertainties and other factors discussed in Trebia Acquisition Corps’ SEC filings.

In today’s analyst conference call, we will refer to certain Non-GAAP financial measures, such as pro-forma adjusted EBITDA. You will find a historical reconciliation of these Non-GAAP measures to our actual GAAP results included in the appendix section of the analyst day presentation.

Now, I’d like to turn the call over to Bill Foley, Co-Founder of Trebia. Bill?

Bill Foley^ Hello. I’m Bill Foley and together with Frank Martire, we are the Co-Founders and sponsors of Trebia. I want to start by stating how excited we are to partner with System1, Protected and Michael and his team and the immense opportunity all of us see going forward.

Throughout our careers, Frank and I have been fortunate to work with numerous high quality businesses and management teams, which have delivered significant shareholder value over long periods of time. We’ve identified consistent investment themes in a proven playbook to drive growth, improve margins and deliver shareholder value. We are excited about partnering with System1 and Michael, because System1 poses many of these consistent themes, including a large and growing total addressable market, a differentiated solution and underlying technology in RAMP, a proven track record of revenue growth and profitability since inception, a target-rich M&A landscape, with a history of successful acquisitions and integrations, and a strong management team led by Michael.

Lastly, I will note that in the short time since the initial public announcement in June, Michael and his team have delivered outstanding results and successfully executed on their stated goals. As a result, Michael has already increased 2021 guidance twice and will be updating and increasing 2022 guidance today.

We hope you enjoy the presentation and leave as excited as we are about the business and the opportunity. With that, I will turn it over to Frank to provide more details on the Trebia and System1 combination. Thanks for your time and your attention today.

Frank Martire^ Thank you, Bill. Hello. I am Frank Martire.

At Trebia, our mission from day one has been to search for a target that not only has a solid historical financial profile with a strong market position, but a company that is uniquely positioned to grow rapidly and that can leverage Bill and my past experiences. We were fortunate to come across System1 in the fourth quarter of 2020.

Importantly, as Bill mentioned, System1 fits all of our key investment criteria. I want to briefly expand on three of these.

System1 operates in a massive TAM where growth continues to accelerate as the world shifts from traditional to digital for customer acquisition to advertising and marketing. System1’s proprietary technology platform provides a differentiated and allows the business to efficiently scale as is able to drive customer acquisition and monetization across all advertising verticals and channels, supporting growth and diversity across new and existing markets.

System1 has a top-tier founder-led management led by Michael, which is laser focused on driving shareholder value. We believe that by partnering with Michael, we can help accelerate many of the growth drivers and help manage potential pain points as the business scales.

From a transaction perspective, we have been able to come to an agreement that in our view is very attractive to our shareholders. The transaction represents approximately $1.4 billion of enterprise value, implying 12.8 times 2021 estimated adjusted EBITDA and 10 times 2022 estimated adjusted EBITDA.

Additionally supporting our commitment to the business, we have ensured that the transaction is fully backstopped by Cannae management and incremental debt if necessary to cover any redemptions. Importantly, management and Michael are demonstrating their commitment to the transaction by rolling over $668 million of equity, representing over 50% of the overall equity in the company. In fact, Michael is rolling over a hundred percent of his total equity stake.

System1 has a long history of success in terms of operational achievements, revenue growth, profitability and strong free cash flow, providing a flexible capital structure, which Michael will detail shortly. System1’s platform is primed for continued organic and inorganic growth.

We are particularly excited because System1 has many of the characteristics of the businesses we have had great success with. And we are confident in our ability to work with Michael and his team as they leverage our playbook to accelerate revenue growth, to drive continual operational efficiencies, identify and execute on strategic and accretive M&A and to ultimately drive multiple expansion and shareholder value.

I would now like to turn the presentation over to Michael to provide key highlights of the business.

Michael Blend^ Thanks, Frank and Bill. We’re really excited to work with both of you and the rest of the Trebia team. It’s going to be a great partnership.

So welcome everyone to our first System1 Analyst Day. My name is Michael Blend and I’m the Co-Founder and CEO of System1. Joining me is Tridi Kidambi; our CFO and Jen Robinson; our CTO. We’re incredibly excited to introduce you to System1, so let’s get right to it.

System1 has built a very fast growing and profitable business in the digital omnichannel customer acquisition space. The key to our success is our proprietary technology platform, which we call RAMP, that we employ to acquire customers on behalf of our advertising partners and our own subscription products.

Our business is differentiated from typical customer acquisition companies in two major ways. First, most customer acquisition companies are concentrated on generating revenue from one or two advertising segments. In contrast, System1 is diversified across over 50 advertiser verticals and those range the full economic spectrum. They can be travel, finance, autos to health to many other verticals.

Our second major differentiator is that in addition to our advertising business, we also use RAMP to acquire customers for System1’s own subscription products. So not only do we operate a very successful and fast growing customer acquisition platform, we also have a very fast growing subscription business.

Our approach has enabled us to build a diversified business with significant scale. System1 operates over 40 websites, generating over 130 million monthly visits. And we have over 2 million paying subscribers using the digital subscription products gained via our acquisition of Protected.net.

We’ve scaled our business to your projected $111 million of adjusted EBITDA this year and we have raised our guidance twice since we announced our combination with Trebia in June. Our success is enabled by our technology platform, our owned and operated properties generate billions of rows of first-party data that help drive our marketing and monetization efforts across multiple channels.

And finally and very importantly, we’re a founder-led team and have been very efficient stewards of capital. Our management will own over 50% of the company after completing our merger with Trebia. That means we’re going to be very highly aligned with all of our public shareholders.

As you can see, we have a strong track record of consistent revenue and EBITDA growth and we’re really excited about the runway and opportunity in front of us. Between 2018 and 2022, our revenue will grow at a projected 35% compound annual growth rate with adjusted EBITDA growing at 32%.

I should also highlight that our business adapted remarkably well to the very unusual COVID environment of the last 18 months and it’s accelerating faster than ever. We credit our performance to our technology moat and our highly diversified business. We are not dependent on any particular advertiser vertical, so when the economy shifts to favor certain segments like travel or home purchasing or car purchasing, our RAMP platform automatically adjust to these changes in real time.

And on the marketing channel side, RAMP is built to acquire customers across all major advertising channels. As a result, we’re indifferent to whether Google or Facebook or Snap or Pinterest or now TikTok is emerging as a major place. We don’t really care who’s attracting the most users. We’ll shift to wherever the consumer demand is.

System1 has two major advertising lines, advertising and subscription. In our advertising business, we generate revenue by using RAMP to send customers to our advertisers. These advertisers then pay us for each click or customer we send their way.

Importantly, almost all of our advertising revenue is performance-based. What this means is that our advertisers want to pay us more money, because if they’re paying us a dollar, it means the advertisers are making many multiples of the dollar they’re paying us.

And in our subscription business, we use our RAMP technology platform to find customers for our own subscription products. We generate revenue here from billing our customers’ credit cards for monthly or annual subscriptions. The recurring revenue nature of this business means it is highly predictable and really well-suited for the public markets.

When we acquire annual customers today, for example, we can forecast very accurately what our revenue is from that customer cohort we acquire today will be 365 days from now, two years from now and three years from now and so on.

Our business has three major pillars that lead customers through the purchase funnel. On the left side of the slide, we have here, we place targeted advertising across all major digital marketing channels. Our advertising is designed to spur customer’s interest in a product or service.

In the middle section, after consumers respond to our advertising, we direct them to our network of websites, at which point they further refine their purchase intent. Then, after customers seen one of our ads, clicked on an advertisement to express their interest, and then further refine their purchase intent on our websites, RAMP directs this customer ultimately on to make their purchase.

You can see that we operate at scale across this entire customer journey. We spend over $500 million annually on digital marketing, making us one of the largest customer acquisition advertisers on the planet. Our marketing then drives well over a billion annual high intent visits to our websites and ultimately over 900 million annual visits go on to advertisers or our own products.

So the basic business flow is pretty straightforward, but the devil is really in the details, so let’s dive in for a minute.

So first, our RAMP marketing platform algorithmically places advertisements on all major advertising networks. This sounds pretty straightforward. In reality it’s remarkably complex. This slide demonstrates what an advertising campaign looks like across multiple channels. The top left is an ad on a display network. The bottom left would be a native network like Taboola or Outbrain.

The top right is an example of a Facebook ad and the bottom right would be an ad that we place on a search engine. RAMP has a different technical interface with each of these networks. RAMP then uses machine learning algorithms to dynamically adjust marketing elements like the user interface, the look and feel, and copy of the advertisements. We update bid prices for the advertising and we determine the correct audience cohorts to market towards them.

Then as data is flowing through the system, RAMP is automatically optimizing each of these components. Now importantly, this is worth understanding, System1 does not have the risk of upfront advertising commitments. We can dynamically adjust our advertising bids to ensure that our marketing spend is profitable. That means we don’t have unprofitable days or hours or minutes.

In the example on this slide, we’re looking at a single advertising campaign for SUVs across several channels. Then compound that complexity across 90,000 daily advertising campaigns and 15 million daily campaign optimizations, you start to get the sense of the scale and sophistication of RAMP.

Jen, our CTO, is going to go into more technical detail on RAMP in our next section.

So once a user clicks on an advertisement, she arrives at one of the System1 websites. Our websites are specifically designed to further qualify user intent by having the user perform a search or read an article or take another action that informs RAMP that the user is in market for a product.

On our search-based properties like Info.com or MapQuest, users express their intent by entering the actual term or product they’re looking for. On other sites like HowStuffWorks, we have thousands of articles that match the original advertisements and enable users to take an additional call to action.

Our websites are an important part of RAMP and differentiate our approach. Rather than sending people directly to an advertiser after they click an ad, which is how many companies in the advertising technology space work, we instead use our websites to further filter their purchase intent. This extra step in the user flow helps ensure that a customer is really in market to purchase. After a person has seen our advertisement, clicked on an ad, read a product review, RAMP is highly confident she is in purchase mode.

And finally, on the last step of our funnel, the user arrives at the advertiser or our own products. In the scenario we share on the top row of this slide, we work with advertiser networks who already have an existing base of advertisers. When one of our users is sent to an advertiser originally sourced by an ad network, the network pays System1 a portion of the resulting advertising revenue.

System1 is an important partner for the advertising network because we provide increased reach for their networks. As an example, our largest network partners include Google, Bing and Yahoo. These companies are leaders in search and as a result have built a large base of advertisers.

Those advertisers are hungry for customers. And Google and Bing partially filled out advertiser demand by sending consumers from properties like Google.com and Bing. Those companies rely on System1 to identify and send additional high intent customers to their advertisers.

In our newer direct-to-advertiser business, we are establishing direct relationships with advertisers like ADP and Quicken and sending customers directly to them. In effect, we’re cutting out the ad network middleman by building out our own direct advertiser base.

And finally, in our rapidly growing subscription business powered by our Protected.net acquisition, we have taken what we consider to be the next natural step. Here instead of working with advertisers, we close the loop by sending customers to our own internally developed products. Rather than being paid a single time by advertisers for new customer, we generate recurring revenue from billing individuals for monthly or annual subscriptions.

I’m now going to turn the presentation over to Jen Robinson, our incredible CTO to talk in more detail about the technology that underpins RAMP. Take it away, Jen.

Jen Robinson^ Thanks, Michael. I’m Jen Robinson and I’m the Chief Technology Officer at System1.

I’ve had a long career in technology and digital advertising. Prior to System1, I was EVP Product & Technology at ZEFR, a machine learning company in the video advertising space. And prior to ZEFR, I was the CTO at Awesomeness TV, a digital first production studio now a part of ViacomCBS.

In the next section, I will introduce you to System1’s technology. RAMP is at the core of everything we do. RAMP is an extremely sophisticated end-to-end technology platform and most of its components could stand alone as independent products. The data we generate through each customer interaction provides closed loop feedback that improves RAMP every single day.

We have a short video that describes the platform in more detail.

(video playing)

Jen Robinson^ So to summarize what is RAMP, RAMP is a programmatic buying engine that supports omnichannel advertising campaigns, it does creative automation, bidding optimization and more.

We buy advertising across every major DSP and walled garden and RAMP helps us do that with incredible efficiency. RAMP includes a powerful search deck that processes search queries for Startpage, Info.com and our other search sites. It also power search on many partner sites like WebMD.

When you type a search term, like prenatal vitamins or heart health into WebMD, System1’s search technology returns those results. RAMP includes a recommendation engine that looks at intent signals and dynamically recommends the right articles, search results, advertisements and more.

You can start to see the power of the RAMP platform via the recommendation engine. This engine can learn about intent and user behavior on, for example, the search side of our platform and dynamically apply the learnings to serve ads and content on MapQuest or HowStuffWorks.

RAMP includes a monetization system that combines the rich data from the recommendation engine with our first party data pipeline to surface the highest value offers from our partners. That component helps us generate the most value for and from every System1 user.

Finally, the RAMP platform architecture federates these core components for use across all System1 properties, creating economies of scale and a virtuous flywheel. With that context, I’d like to provide a little more visibility into how we’ve built RAMP.

As you’ve seen, our platform powers the user journey from acquisition through engagement and ultimately monetization. Our technology systems are structured to mirror that flow. Our acquisition system provides services and APIs that drive paid and organic traffic acquisition. Our engagement system powers content delivery to websites and apps across our ecosystem.

And as I mentioned, the monetization system serves up the highest value pathway for every visitor. The RAMP platform sits on top of System1’s massive first party data stores. We’re able to build, train and execute machine learning models at scale with a tremendous amount of data that flows through our systems each second.

To do a brief deep dive on how just one piece of this platform works, I will zoom in on our keyword service. One piece of our platform is an automated decisioning system that determines what content to surface for a user in a given context. As a user interacts with our sites and apps, we gather signals to understand their intent.

For example, if someone searches for LG OLED TV 65 inches, we learn a lot about their intent from that query. First we know they may be in market for electronics, TVs and specifically an OLED TV. They’ve expressed interest in the LG Corporation and intent around shopping.

We know they’re using the English language. Additionally, we know a lot about how content that is associated with these signals performs in terms of user behavior and revenue generation for System1. How do we gather and use that data?

First, we’re constantly running keyword discovery processes. We capture new keywords from search queries like this one and several other pathways. Next, we algorithmically annotate new keywords with metadata. The annotator identifies named entities like points of interest and classifies keywords against a set of proprietary taxonomies.

In this example, there are two entities, topic and a query intent category. All of which we identified and annotated through this process. We also assessed the value of a new keyword in various contexts. With many years of historical performance data on metrics like cost per click, revenue per click, click-through rates and more, we’re able to estimate the performance of content associated with those keywords.

We use those estimates in deciding what to surface for a user. In this example, the articles and ads we show the person who searched for LG OLED TV 65-inch are all influenced by this automated decisioning system powered by RAMP. That’s just a brief explanation of how one small piece of our tech platform works.

There are entire companies built around semantic understanding, and ours is good enough to stand alone. But like many other pieces of our platform, it’s just a small part of what makes up the hole.

Finally, why does RAMP matter? As we hope the video articulated and the tech walkthrough showed, RAMP is a mature platform that also has the advantage of creating a virtuous flywheel. As our business scales, we generate more data, which in turn makes us more efficient at marketing and monetizing customers, which lets us invest more heavily in technology and it increases the moat around our business. The bigger System1 gets, the harder it is to compete with us.

To drive home the differentiation of our business, we look at two vectors; advertising verticals and monetization methods. You can see on this slide, most of our competition is consolidated on certain advertiser verticals like insurance or finance or they generate revenue in a specific way like lead generation.

As I’ve noted, System1 is diversified across all major advertiser verticals and we generate revenue through both better customer acquisition, and our own subscription products. We believe we simply have a better mousetrap than our competitors. And finally, as many of you may be aware, recent pro privacy announcements by Google and Apple are making headlines and really boil down to two things.

One, eliminating intrusive advertising that relies on third-party cookies and, two, making first-party consumer relationships the centerpiece of digital marketing. These privacy changes will be good for consumers and they’ll be great for System1. Regarding point one, RAMP does not rely on third party cookies. And as overly invasive advertising from other marketers goes away, our platform is becoming more effective.

On point two, System1 has one of the largest independent repositories of first-party data on the web, because we operate our own websites and search engines. Our users tell us precisely what they are in market for over 500 million times each month. So System1 welcomes the shift to privacy. We think it will be good for web users and we believe it will accelerate our business.

At this time, I’ll turn it back over to Michael to take you through our growth strategy and opportunities, Michael?

Michael Blend^ Thanks, Jen. Now, let’s talk about our growth strategy.

Digital marketing and in particular, customer acquisition is a massive market with lots of room for continued growth. For our advertising business, much of our growth is driven by day-to-day optimizations in our platform. We operate at significant scale and even small efficiency improvements in either marketing or monetization unlock substantial upside for us.

In particular, we’re seeing a nice growth in our direct-to-advertiser and international efforts. Direct-to-advertiser was launched last year and while it’s still a relatively small part of our overall business, it’s showing signs that’s going to be a major growth driver for the company.

For international, we develop a scalable approach and are methodically entering and growing new markets. We’re seeing great results and international has gone from a small part of our business to over 16% of revenue and growing rapidly.

In our subscription business, we’ve got a similar story. We’re going to keep using RAMP to acquire more customers for our existing products, upsell add-on products to our existing user base and rollout and scale new products. Our recently launched efforts like Adblocker and WebShield are showing rapid adoption and we have strong visibility into the future growth of the business.

I’d like to take a minute to talk about the Protected business overall. System1 made our first majority investment in Protected in 2018. And myself and Tridi have had the pleasure of being on the Board since then. I’ve looked at a lot of businesses in my career and I’ve never seen a team so talented at developing and scaling subscription products. We’re really fortunate and really excited to be fully joining forces with Protected as part of this transaction.

When we look ahead, I wanted to give you a sense of our path to growth System1 four or five times over the next few years. For us, it’s going to be about basic blocking and tackling. On the advertising side, digital marketing is a huge and rapidly growing TAM and we have really good tailwinds on our side.

We intend to increase our advertising spend four times while maintaining our current spread. And even if those levels where we’ll be a huge digital marker, one of the biggest on the planet, we will still be a relatively small part of the overall ecosystem and we’ll have plenty of runway left.

For subscriptions, right now we are primarily in privacy and security related products, but there are many other digital recurring revenue verticals like web hosting or credit monitoring or areas like finance and banking that also are recurring revenue consumer products.

In many of these verticals, the competitive products are somewhat similar and the winners are determined by the ability to efficiently acquire customers. We’ve demonstrated our ability to disrupt established markets by entering a competitive market like antivirus software and growing from zero to over 2 million subscribers in a few years. We’re going to do the same thing in multiple product categories over the next few years.

And finally, let’s talk about M&A. We’re going to continue doing M&A. We have a very strong track record. We typically focus on proprietary deals of founder-led companies, where we can use RAMP to accelerate the growth of the businesses we acquire. There’s literally hundreds of potential targets that can benefit from RAMP either on the customer acquisition side or on the monetization or subscription sides.

We have exercised really strong discipline to make sure we focus on companies that fit our profile and we’re going to continue to be very disciplined in the future. One thing I should note is that our financials and projections do not include any upside from M&A. Although we do expect M&A to be an additive and accretive growth driver to our future financials.

So this slide is a quick overview of the companies we have acquired to date. We’re really proud of the overall success we have had with M&A. We believe it’s a core competency of our company, a competitive advantage. And each company we’ve acquired is now fully integrated onto our platform.

We see substantial synergies after acquiring companies and one great example I want to highlight on the right side of this slide is Startpage. The quick history of Startpage is that it was a founder-owned private search engine that we acquired in a proprietary deal. As part of our due diligence process prior to the acquisition, we conducted an AB test on one of our own search engines, in which we exactly replicated the speed and the look and feel of Startpage.

We literally made one of our own search engines look and feel like Startpage to test if user behavior changed. By tracking what users did on our own search engine, this allowed us to approximate the upside we would achieve once we fully integrated Startpage. And anecdotally, the synergies played out almost exactly as we predicted and we have the ability to do tests like this with almost any web property or product that we’re looking at acquiring.

The M&A opportunities we currently are evaluating fall into three major buckets. The first are technology acquisitions that will increase the effectiveness of RAMP. The second are companies that can further accelerate System1’s existing business lines and the last group are companies operating on white spaces that we currently are not in that will significantly expand our TAM. In all cases, we will be disciplined and only acquire companies we are confident will be highly accretive.

Now, before I turn things over to Tridi for the finance section, I want to talk about the team that has gotten us here and will carry us forward. Our team is absolutely critical to the success of System1. I’m extremely proud of our great exec team that we’ve been able to build over the years. We are all veterans who have operated in digital marketing for a decade or more.

Myself and Tridi both have prior experience as execs at public companies. Paul, Brian and Jen are all highly technical and have deep industry experience. And Beth has a fantastic track record of helping scale large organizations.

At our core, System1 is a technology organization and more than 50% of our employees work in engineering product and data science. We attract great people who want to solve very hard problems. We have been internally operating as a public company for the last few years. So our entry onto the public markets is going to be a relatively easy transition for us.

I’d now like to hand things over to Tridi who’s going to walk you through our financial performance. Thanks, Tridi.

Tridivesh Kidambi^ Thank you, Michael. Hello, everyone. My name is Tridivesh Kidambi. I’ve been System1’s CFO since 2016. And prior to joining System1, I ran finance and accounting at Whip Media and was the CFO of EZ Texting. I started my corporate career at Demand Media where I was responsible for the corporate FD&A function and after IPO in 2011, also responsible for investor relations.

In the following section, I’ll walk you through the financial performance of our business, but first let’s start with some highlights. When I think about System1 and what makes us successful, it boils down to five key points.

First and foremost, System1 is a rule of 40 business. We have a strong history of both revenue growth and profitability and even in a pandemic impacted 2020, we deliver 22% revenue growth and 11% adjusted pro-forma EBITDA margins. This is a great time to discuss how we actually run the business, which is that specifically our focus and the way RAMP is designed is to optimize for total gross profit dollars. While gross margin is important and a metric we do think about when evaluating opportunities, gross profit dollar generation is the ultimate metric we use to measure the effectiveness of the platform, our initiatives and our people.

Secondly, over the years, we’ve built a diverse business model that is distributed across multiple advertising verticals and acquisition channels. And now with the full acquisition of Protected, we also have multiple subscription products, and a scalable platform which will allow us to be successful in any market environment. Diversification and sustainability are key to both our past and future success. This is a key focus area as we evaluate new acquisition channels or initiatives to invest in and also a significant criteria for evaluating M&A opportunities.

Third, RAMP automation is key to our organic growth. Everything we do is anchored on our technology platform, which enables continuous optimization and drives operating leverage in our business on an ongoing basis. In addition to investing new initiatives and features for RAMP, we also prioritize investing in automation. This investment generally comes in the form of product, engineering and data science resources.

Fourth, as you have heard from Michael, we have a strong track record of executing on accretive M&A transactions and expect to continue to do so as a public company. With that being said, I do want to highlight that our projections assume no M&A.

Lastly, our management team. I won’t belabor the point since Michael’s already discussed it, but we are a founder-led team that is heavily invested in our business. The management team will be rolling a significant portion of our equity into the go forward business, which signifies that we are extremely bullish on RAMP as a technology platform, the organic and strategic opportunities in front of us and the partnership with the Trebia team along with the resulting capital structure of this transaction.

Here’s a refresh of the slides from earlier in the presentation highlighting our history of revenue growth and adjusted EBITDA as well as our projected growth for 2021 with CAGRs across the board north of 30%. Our strong 2021 has continued through Q3 where on a year-over-year basis year-to-date gross profit is up 72% driven by the subscription business and adjusted EBITDA is up 123% year-over-year.

I want to reiterate Michael’s earlier comments that we are raising guidance for 2021 with a forecast of adjusted EBITDA at $111 million versus $109 million of guidance in September and $98 million in June. We are similarly updating our 2022 EBITDA guidance to $142 million up from an implied $131 million in June.

With respect to adjusted EBITDA, we will discuss dynamics in 2020 on the next slide, but the main point I want you to take away here is we kept adjusted EBITDA plus the change in deferred revenue relatively flat year-over-year in 2020, despite major disruptions in the advertising markets in Q2 and we’re able to continue investing in both OpEx initiatives across the business, as well as user acquisition marketing to opportunistically acquire subscribers for our subscription products.

Both of which are reasons for our confidence in our 2021 and 2022, guidance as well as our continued performance beyond 2022. We did not take a year off from investing in our platform and executing our strategic plan.

I would also like to reiterate that historical periods on the EBITDA chart are pro-forma for our acquisitions in the post acquisition period. We do provide a breakout of the impact of acquisitions on our revenue and gross profit figures in the appendix.

I also wanted to reiterate that some of this information is presented on Non-GAAP basis and our actual results are included in the appendix, where you can also find a reconciliation of the Non-GAAP metrics shown here to their corresponding GAAP metrics. I want to highlight the strong diversification of our business. We have a presence in each of the major advertising verticals and the acquisition of Protected gives us even more diversity via the privacy security vertical, which we expect to grow as a percentage of revenue going forward.

Additionally, we are well-distributed on the traffic sources side as demonstrated by the middle chart with RAMP having the ability to acquire customers across all major acquisition channels. This is driven by having strong relationships with all of the major advertiser networks and the ability of RAMP to identify and scale marketing across the most efficient acquisition channels.

Search has grown as a traffic source which makes sense given that search traffic lends itself well to identifying consumer intent. On a gross margin basis, this acquisition channel tends to be a little lower, but on a gross profit dollar basis and specifically the spread between cost per session, the price we pay to acquire a customer and revenue per session, what we are paid to deliver the customer to our advertising partners, this is one of our highest gross profit acquisition channels.

This has resulted in a resilient business that performed through the disruptions in the advertising ecosystem in 2020 as you can see in the gross profit trends on the right-hand side. You can see the trends in Q2 and early Q3 of 2020 when there was a severe pullback in advertiser demand throughout the industry. But on the back of RAMP, we were able to rebound nicely in the second half of the year.

RAMP is designed and operated to maximize gross profit dollars, and it certainly did so generate significant gross profit starting in Q3 of 2020 and continuing through Q3 of 21. This is a trend that we expect to continue to see going forward.

I want to spend a few minutes to show you the core dynamics of our subscription business and why we find it so attractive as a component of the RAMP platform. We’ve been able to significantly grow our subscribers from when we started in 2016 with zero subs and have now reached over 2.2 million by September 30th of this year.

In line with our customer growth, we have seen strong performance across all of the cohorts resulting in predictable recurring revenue, where our past cohorts are driving 70% of our billings in 2021. For some more specifics, we’ve seen our cost to acquire for a new customer range in and around the mid 50s. For our annual subscribers, the introductory price for the first year is approximately $30 and the renewal price is a hundred dollars for the base product, excluding the value of any upsells.

We generally see renewal rates for years one and two in the mid 50% and then see our subsequent renewal rates go north of 60%. There are very few marginal costs when someone becomes a customer. So the flow through of billings to gross profit on our renewals is very high. Our cohorts turn profitable at month 12 and going forward each becomes that each customer becomes a very valuable gross profit stream.

You can see this dynamic play out in the third chart, where the gross profit of the business was close to breakeven within three years and then highly profitable starting in year four. Historically, Protected has had one main product, Total AV, which makes up the bulk of what’s included on this chart.

However, given the steady and predictable nature of the subscription revenue, we believe that the trends in the gross profit chart are highly replicable across not just privacy and security products, but any online service or software that can distribute online. Michael already mentioned our next two products, Total WebShield and Total AdBlock, both of which are already on a similar trajectory to this gross profit chart and we believe we have a product pipeline that will allow us to rinse and repeat this performance over each of them.

Here’s a more detailed view of our financial performance. I want to highlight a few points here. As you can see, this is a CapEx life business. We operate primarily in the cloud and outside of capitalized software, there’s very little below the line cash flow items.

This is a great place to address some of the margin trends in the business during the display period. You can see that overall gross margin in the business declines during the 2018 to 2020 period, primarily due to revenue from the O&O advertising segment growing significantly faster than the network segment, which is close to 100% margin.

With that being said, we believe that the current base of network partners in our network advertising business are well-positioned to grow moving forward. With respect to O&O advertising, specifically, gross profit and margin declined in Q2 due to a lack of advertiser demand in the quarter driven by massive pullback of spend by advertisers. Despite this dynamic, the O&O advertising segment still generated $22.6 million of gross profit in the quarter and maintained a $0.04 spread between RPS and CPS, demonstrating the platform’s ability to find the remaining pockets of advertising demand and continue to generate gross profit.

Since then, as advertisers have come back in the market via RAMP, we’ve been able to continue to generate incremental gross profit. Our O&O advertising business generated $27.8 million in Q1 of ‘20, dropped to 22.6 million in Q2 of ‘20 and then rebounded to deliver $28 million of gross profit in Q3 and 31 million in Q4, as well as $106 million through the first nine months of 2021.

We’ve also had a product mix shift to acquisition channels with lower gross margin, but with higher gross profit dollars. Additionally, we have also been investing in new areas heavily in international as well as in direct advertiser initiatives and the expansion of various acquisition channels into new verticals, which have had the effect of reducing our effective gross margin percentage.

When we explore new verticals or acquisition channels we initially operate in and around breakeven as we scale to get data. We expect the gross margin of each of these initiatives to increase as they mature and we gain scale, with gross margin settling in the mid-20s on a gross margin basis.

As I mentioned at the start of my section, while gross margin is important for evaluating individual acquisition channels and investment decisions, as a management team, we’re highly focused on maximizing gross profit dollars through the system.

With that, I’ll turn it back over to Michael.

Michael Blend^ Thanks, Tridi. Well, first of all, I want to thank everyone for your interest in System1. We think we have a really exciting story and an opportunity for investors to capitalize on a business that is very fast growing and highly profitable. We have a sustainable competitive advantage with our RAMP platform. Our business is highly diversified. And our two revenue drivers of advertising and subscription are very complementary.

We have an excellent M&A track record and our partnership with Trebia is going to help us accelerate these efforts. And lastly, we think we have the perfect all-star management team to drive System1 forward over the next several years. We’re now going to open up the line for questions.

QUESTIONS AND ANSWERS

Ashley DeSimone^ Hi, everybody. And thanks, Michael.

The way we’re going to do questions today is we have a list of sell-side analysts in queue and I’m going to read out their names. When you hear your name, please unmute, and wait until you see your live video before you start, so that we can all hear you. After we go through that queue, then we’re going to also have a mix of questions from the platform where you can type in your questions on the left-hand side of your screen.

So with that said, let’s start with Nat Schindler at BofA. Nat, would you like to unmute and ask a question?

Nat Schindler^ Yes, thank you.

So you’ve put together a lot of properties that are kind of, call them, legacy internet or internet 1.0, MapQuest, HowStuffWorks, that kind of stuff. And those give you a lot of first party data, I totally get the value they provide. In the past though roll-ups of these type of kind of, call it legacy sites, have had a problem of maintaining traffic. Other than acquiring the traffic and buying on other platforms, how do you get people to go to MapQuest versus going to Google Maps as people have increasingly done?

Michael Blend^ Yes. Yes, thanks. Great question. So a couple of things to note here, so first of all, we’re obviously always working on improving the quality of sites like MapQuest, constantly upgrading them bringing new users in. But I think what’s important to note is that our really core business model is on the customer acquisition side, in the marketing side.

So when you think about our properties like MapQuest or HowStuffWorks or really any of our network, they primarily act as a filter to make sure that when we do advertising, people click on an advertisement and coming to our sites. At that point, they’ve already expressed the intent to purchase something, because the ad was on point enough for them to click and get to our sites.

We then use our sites like MapQuest, then filter it, filter that intent so that the consumers come in do something else, read an article, enter a search. And at that point, they’re clicking on another call to action to get to our advertiser. So instead of really our sites being kind of standalone sites, hoping to draw consumers in to them, they’re really part of the overall RAMP platform.

Ashley DeSimone^ Great, thank you. We’re going to go now to Michael Graham at Canaccord Genuity.

Michael Graham^ Thanks, [Ashley]. And, hey, Michael, thanks for the presentation, really helpful.

I wanted to focus on your subscription business for a minute. It strikes me that could be a really good differentiator here for the company and I guess the stock going forward. I noticed in your financials that it was around 12% of revenue in 2018 and then growing. You have it projected to grow to around 20% by 2021.

I’m just wondering as you look forward, how quickly could you scale that business and what are some of the sort of key things you need to accomplish to get it to be a bigger portion of revenue?

Michael Blend^ Yes. Thanks, Michael. Good to see you. So I’m going to hand it over in a second to Tridi to talk about specific projections going forward. I think we’ve released, started releasing things for next year. But the way that we think about subscription is right now we’ve got products that are primarily in the privacy and security space. We’re going to keep rolling out additional products in those spaces.

We’ve got assets that are perfectly well suited. We’ve got Startpages of private search engine. We’re in a private browser and we think bundling those up with some of the security products from the Protected side we’re going to have some very differentiated products.

But the way that we think about subscription, overall, is when you look at consumer subscription services, we listed seven or eight different verticals but there’s really many verticals beyond that in consumer subscription. And what we’re really great at is on the Protected side, they’re excellent at building subscription products that are as good or better than kind of the legacy products out there. What we’re really great at on the System1 side is customer acquisition.

So on a go forward basis, when we think about these different subscription verticals, we think the real differentiating factor, once you have a product that’s as good as legacy products out there, is on the customer acquisition side. So we’re going to be leaning in pretty heavily in the subscription, I suspect that you’ll see it be a much larger part of our business on a go forward and it’ll be a larger percentage of revenue.

That’s also keeping in mind that on the advertising side that that side is growing pretty quickly as well. So Tridi, do you want to go ahead and talk about what we’re looking at going forward?

Tridivesh Kidambi^ Yes, sure. So, yes, to Michael’s point we expect to see that subscription business continue to grow pretty nicely over the next couple years. The other thing to keep in mind is, in addition to kind of the mature Total AV product, we’re also going to be investing in the new products like Adblocker, WebShield and kind of more products down the roadmap. And we’ll be investing through acquisition marketing there as well.

So we’ll see kind of the continued growth in our subscription business on the AV product somewhat tempered by investments on subscriber acquisition in those new products as well. And so similar to slide 39 in the deck, I think I mentioned we’ll kind of see that same pattern of kind of gross profit investment on the new products repeat for these new products that were selling out.

Ashley DeSimone^ Just to make sure. No? Okay. We’ll move on to Maria Ripps at Canaccord Genuity. Thanks.

Maria Ripps^ Great. Good morning, everyone. And thanks for the presentation. Can you maybe just broadly talk about your revenue visibility on the advertising side in any quarter and sort of how far advance do you see advertising budget commitments? And then secondly, can you talk about the split of agencies versus advertiser direct clients on the platform today? I think you mentioned that direct clients is sort of minority today. And what are some of the initiatives to drive sort of more direct advertisers? So kind of what’s your go to market strategy there and do you offer sort of a self-serve platform there?

Michael Blend^ Yes. So I’m going to hand some of this over to Tridi to talk specifically, but as far as our advertising side of the business, we have quite good visibility. We generally forecast that on an annual basis. And historically, we’ve been quite good at understanding what our growth is going to be in the profitability on the advertising side of the business. But go ahead, Tridi, do you want to talk a little bit more about that?

Tridivesh Kidambi^ Sure. So, yes, exactly what Michael said on the revenue side, we have a fair amount of visibility kind of on an annual basis, just given kind of the data that we have that we see through our platform. So we feel pretty good about our revenue and specifically kind of our gross profit forecast which is what we manage RAMP to.

On the direct advertising question, as Michael mentioned, it’s sub 10% of our revenue today. We expect that to grow as we continue to invest in that initiative. With respect to kind of a self-serve product, right now it’s not. We’ve thought about it’s not in kind of the near term product roadmap. It’s really kind of using RAMP in our internal systems and resources to acquire customers on behalf of direct advertisers.

Ashley DeSimone^ I’m going to read a question that just came in from Stephen Ju, the analyst at Credit Suisse. “Specific to slide 13, 16 and slide 38, how has your media mix changed over the years? Are you seeing rising acquisition costs in 2H? And if so, how are you navigating?”

Michael Blend^ So I’m going to hand this question over to Tridi again. Go ahead, Tridi.

Tridivesh Kidambi^ Thanks, Michael. So in general, our acquisition sources have really kind of mapped to the internet in overall in terms of where traffic is. I think we’ve probably over indexed slightly to search, which, again, makes sense given the type of traffic that consumers expressing their intent explicitly through search makes it a great place for us to find potential customers for our clients.

In terms of costs, I think, in general we’ve seen rising costs on CPS over time, really more of a function of secular trends and digital advertising. So dollars moving from more kind of standard advertising to online and specifically within online to pay-per-click advertising. And so you know, our CPS has increased as has our RPS.

But again, the focus for us in RAMP is on that gross profit dollar generation. So what we’re really focused on is the spread between revenue per session and cost per session, which has stayed remarkably consistent on our business over time.

Ashley DeSimone^ Great. He has one follow-up, “Any particular ad vertical you are looking to go after more aggressively? Which will be more straightforward and which will be more difficult?”

Michael Blend^ Yes, thanks. So we’re definitely a little bit under index and direct to consumer shopping. So that’s an area that I think that we’ll be focusing on a bit more in the future. A couple other areas on the advertising side, we don’t really do much as far as mobile app downloads. It’s a very big, big area for customer acquisition.

Frankly, it’s a positive for us right now because the mobile app download business has been, obviously, negatively affected by some of the privacy changes. So since we’re starting over from scratch from there, we’ve got a lot of upside in it. But direct to consumer is an area that I think that we’ll be charging into.

The Amazon marketplace is an area where great advertising network growing quite quickly. We don’t do much of anything there. So we’re looking pretty heavily in that area as well. But for us to get into new areas, it’s not particularly hard. There’s some nuances to places like the advertising marketplace where we’re going to make a build versus buy decision if we decide to charge into that marketplace. But there’s nothing out there really that we think that we can’t tackle with our RAMP platform.

Ashley DeSimone^ Thanks, Stephen, for your questions. Now, we’re going to go on video over to D.A. Davidson, Tom Forte.

Tom Forte^ Great. I have one question and one follow-up. So my first question, Michael, you talked about how in the beginning of the pandemic there was a negative impact on digital advertising and you were able to pivot and focus on other areas. I’m wondering if on a near-term basis, for example, a lot of digital advertisers have been talking about soft, consumer packaged goods ad spend on supply chain issues, so is this an example in the third quarter or more recently of where you’ve been able to pivot? How you responded to that challenge?

Michael Blend^ Yes. Thanks for the question and good to see you.

So yes, specifically, what we saw in Q2 2020 that was right when the pandemic hit, we are our—it’s really interesting when you look at our RAMP platform, because we’ve got great visibility into what the overall digital ecosystem is doing. Just as a quick anecdote, kind of the world shut down in mid-March and we didn’t see advertising like have any hiccup for a couple of weeks. And we figured out that people had their Q1 budgets, marketing budgets that they didn’t pull back.

But then around April 1st, we saw a pretty dramatic shift in marketing drop off and we saw consumer habits, what consumers wanted shifted very quickly. As a couple examples, we were in the travel vertical and traveled like shut down. But consumers wanted different things, because they were indoors and on their desktop computers more. So we’ve got really good visibility and so that’s what RAMP does is it kind of follows consumer behavior.

Specifically in this quarter, we’re not seeing right now the supply chain issues affect our business the way that you’ve started hearing a couple companies that have reported talk about it. But again, we’re a little bit under indexed in direct to consumer shopping. And so we would not see this heavily, so that would be, like I said, there’s a couple of areas which we just hadn’t been digging that people are starting to report seeing issues in.

We fortunately, I guess, fortunately, because we’re not big in those areas yet, are not seeing really any effects at all in our business. And we’re now here in the early part of November, we should have been seeing it by now.

Tom Forte^ Great. And then for my follow-up question, I wanted to talk about your international expansion. How should we think about RAMP’s efficacy for non-English-speaking countries?

Michael Blend^ Yes. Thanks for the question. So our international expansion started, as I mentioned, in English-speaking languages, Canada, the U.K., Australia. But more recently, we’ve been going into foreign language speaking areas and it’s working great. We’ve got a system built out where we translate our content. We don’t use machine learning to translate our content. We don’t find that’s a good way to have really compelling and effective content.

What we do use is we kind of outsource our content to native language speakers, but we’re finding it working really great. We don’t see any major challenges rolling out into almost every foreign language. I think I mentioned we don’t expect to go into China in the near medium term. That’s an area where a huge market but also some of the regulatory and there’s just complexities to doing marketing in China. But the rest of the world, we’re going to go after on a methodical basis.

So on the international side, I think I mentioned that’s been growing quite well. I would say if anything we’re seeing increased acceleration in those efforts, and we’re pushing that team pretty hard. And we’ve got an internal goal of it being a much more substantial overall part of the revenue mix and that’s with the rest of the business growing pretty quickly as well.

Ashley DeSimone^ Thanks, Tom.

We’re going to go to Shweta Khajuria at Evercore.

Shweta Khajuria^ Hello. Good morning. I have a couple of questions, please. When we look at your growth drivers, you’ve talked about international but could we look at slide 25 and the three that you called out, which ones do you think will have the most meaningful impact on growth in the near to midterm of the three? Where is your management team most focused on strategically and your resources?

And then the second question is, of your owned and operated properties, which ones are the biggest in terms of traffic and what is the traffic dynamic? Is it the same users coming back every month or are you getting new users? Could you talk about that, please? Thank you.

Michael Blend^ Sure. Thanks for the questions.

So first question would be if you look at the three growth driver drivers, definitely the biggest growth driver for us is our day-to-day optimizations of running the business. When you think about the scale that we’re at, most of our efforts internally are designed at increasing efficiency on the marketing side, increasing monetization on the monetization side. And I’m talking about specifically about the advertising business right now. And so when we do that, it may ramp more effective by a few percent, all of that money, all of that cash drops for our bottom line, so that would be our biggest one.

Secondly, our subscription businesses, we’re going to keep rolling out really on a very methodical basis, new services. We love the subscription business. We’ve shown the ability to grow subscribers. Antivirus security is a pretty competitive market and we’ve gone from zero to over 2 million subscribers in that business. We’re going to keep doing that with our subscription services, so you’re going to see subscription really rapidly growing.

International, we kind of be after that international, we see no reason why a continued expansion into new geos and expanding our business in the geos we’re already in is going to keep rolling. And direct advertiser, you asked me to stack rank them, I would probably put direct advertiser at the bottom of that, again, growing nicely. We do have internal efforts behind it and it’s scaling. But in terms of like where we’re putting more, call it, people behind, that’s how I would rank the efforts.

And then your second question was about where revenue is on our owned and operated sites. So that shifts around a bit. We don’t disclose and haven’t broken out, specifically, revenue by site. But the way to think about our sites is that, remember the customer journey typically starts with an advertisement on the front end.

So people will see an advertisement on Facebook or Pinterest or wherever, click on an ad. At that point, the advertisement could really send them to any of our properties. So you may be coming into Info.com, which we flash as one of our large properties. But that same user can come into one of our other search engines like LegalBoulevard. It’s a legal-specific search engine we have.

And the same thing like a user can be interested in purchasing a car, we can send them into HowStuffWorks, which would have some content related to cars or we can send them into [Cars], which is one of our car-specific websites.

So we don’t really operate the business based upon which websites are generating the most revenue because it shifts around a bit.

Ashley DeSimone^ Thanks, Shweta. We’re going to go to The Benchmark Company’s analyst, Daniel Kurnos. Dan?

Daniel Kurnos^ Great. Thanks. Can you guys hear me? Great. So Michael, I guess, look, maybe to reframe the O&O question, because I think there’s some confusion. I think that maybe the question to ask is can you just talk about closer conversion or click through relative to what the industry sees when they do advertiser direct? So in terms of putting an intermediate layer in there, how are you seeing conversion based on your filters for the conversion improvement you’re seeing from that?

And I think the point you’re trying to make, I guess, is that the underlying properties themselves don’t necessarily matter. So it means that I think you can shift budgets around and direct traffic to where it needs to go. So just kind of help us think through your ability to sort of customize or personalize the landing experience when you get to one of those kind of intermediate layers before the advertiser and then I have a follow up, thanks.

Michael Blend^ Yes, thanks. So I’m going to answer these I think in reverse order.

So first question would be we do have, yes, what RAMP does is it customizes the landing page experience when people get to the site and that might be typically not going to be the content that we’re showing. It’s typically going to be the placements of the call to action, which after someone reads content, we’re sending them on to an advertiser. And so the placement of that or the keywords that were showing the consumer coming in will be—and then also, obviously, the advertisers that we’re pushing, ultimately, the consumer too, that’s what’s going to be customized. But, yes, those changes are happening dynamically as we speak. We’re doing a lot of changes right now, while I’m answering this question.

In terms of advertise — so I think the second question was about conversion, once people get to our sites and ultimately go on to the advertiser, we don’t release that. Just intuitively, you can expect it’s very different if someone clicks on an advertisement goes directly onto an advertiser. We put a filter, our websites act as a filter.

And so what we’re really trying to do if someone clicks on an ad, comes into our websites and ultimately goes on to an advertiser, we’re trying to make that consumer look a lot like someone that originally got an advertiser from a search experience. So if you think about someone going to a search engine and entering in a term, they’re expressing their intent. They want a product or advertisement related to that term.

We’re really using our websites to create a consumer that’s in the same mindset. And so we’re definitely have drop-off. People will come in to HowStuffWorks and not go on to ultimately go on to an advertiser, that’s by design. As far as what that percentage drop-off is, it’s a little bit counterintuitive because sometimes you want, it’s actually a positive thing if the drop-off is higher, because ultimately the consumer that goes on to an advertiser, that means they really, really want to purchase a product.

So we don’t operate our business based upon what that percentage filter is. What we operate a much more on is when a consumer gets to an advertiser is that consumer converting? I hope that answers your question.

Daniel Kurnos^ Yes. No, that’s helpful. I did want to also just ask one on the subscription side really quickly, you’ve made a reference to the fact that you’re in several competitive markets and obviously you think that you have pretty large greenfield opportunity here. I guess, what gives you the confidence? I know you and I talked about this, but just what gives you the confidence that your engineering team can effectively create products that are competitive and can exceed what’s already in the marketplace beyond just your efficiency at subscriber acquisition?

Michael Blend^ Yes. Yes, thanks for the question. So I should talk about the Protected team and give a kind of brief history of that team, because we’re fully bringing them into the fold with this transaction.

So the Protected team actually created subscription products in multiple verticals over really the last 15 years. That team originally were experts in building web hosting services. So they built web hosting services, scaled them in extremely competitive web hosting market. We’re able to scale them and sell businesses in web hosting.

Then they moved on to online backup, so things that compete with you know, Carbonite or Dropbox. Again, like super competitive markets and we’re able to scale their online backup business and also ended up selling that one to a public company. Antivirus has been their biggest product so far.

But again, super competitive market, we compete with companies like Avast and Norton. And you can see really the—I always like to say that the proof is in the pudding. We entered that market in 2016, zero subscribers. And since then it built one of the fastest growing AV security businesses around.

And so we’re already in market with our next ones, our Adblocker product is getting to the point where we have a pretty high level of confidence. It’s our next big hit product. And so given their 15-year history of doing this repeatedly, across verticals and they do it but with having a very good product team, builds a competitive product and turn on the marketing jets.

Combining that with our RAMP platform, which we’ve been talking about, we’re one of the—we believe we’re the most sophisticated marketer around, but we’re definitely one of the very best. So combining their product skills and their ability to scale product, we’re quite highly confident that our investors are going to see us a few years out from now with not just privacy and security subscription products, but subscription products across several different consumer categories all of them at scale.

Ashley DeSimone^ Thanks, Dan.

We have some follow-ups coming in, we are going to go first to Maria Ripps from Canaccord.

Maria Ripps^ Great. Thanks again. So your growth and margin profile sort of places you firmly into rule of 40 plus kind of territory. Can you just talk about the relationship between growth and profitability in your long-term model? And then which public companies do you think you’re most sort of similar to?

Michael Blend^ Sure. I’m going to hand this over to Tridi in just a second. But in general, the way to think about our business is we are always investing in new markets, so that’s really where our growth comes from. In many cases, when we’re going into a new market, we’re going to enter a new market at lower margins, sometimes negative margins, just to get to the point where we can scale it as RAMP learns.

But we never do like growth at the expense of continued regularly increasing our EBITDA. So Tridi, do you want to talk about that?

Tridivesh Kidambi^ Yes. That’s exactly right. That’s exactly what I would have said, which is, again, as we think about how to essentially balance investing in new markets versus continue to harvest our mature acquisition channels, that’s really the—what we’re balancing is essentially revenue growth versus profitability and margin. And, again, I think I should say revenue growth and kind of gross profit dollar generation.

And so, generally we’re trying to make sure we’re taking advantage of the mature acquisition channels that we have. And then we also are making sure that we’re also continuing to invest in new acquisition channels to essentially drive growth two to three years out, which is we started thinking about direct advertiser initiatives and international specifically about 18 months ago. And similarly now, we’re starting to think about look at the landscape and making sure we’re investing ahead of where the next quantum of growth comes from.

On the public company side, we have a chart in the presentation in terms of how we think about some of our competitive peers. We do kind of believe ourselves to be unique, given the omnichannel and the omni-vertical aspects of our business compared to some of the competitors who might be in a single vertical or a single acquisition channel.

And so we lay that out, there isn’t kind of a perfect corollary, I would say, likely.

Michael Blend^ Yes. I mean, just as a follow-up, we’re an interesting business because most of our competitors are strictly focused on acquiring customers for advertisers. And Tridi kind of mentioned our differentiation. We’re not going to have the volatility where if your primary business is like doing acquisition for insurance companies and that market gets a little choppy, it’s not so good to be an insurance customer acquisition company, so we’re diversified.

But I would say our biggest differentiating factor is we market our own products. So the addition of the subscription business in our overall business mix makes us fairly unique and we actually we’re a bit ahead of the game. It’s pretty natural that if you’ve got a great customer, for us, at least, it’s pretty natural that if you have a great customer acquisition engine, you ultimately should be marketing your own products.

And the way that we think about that and I mentioned in the presentation on the advertising side, our advertisers are making multiples of the dollars, they’re paying us. So they love paying us money, because if they pay us a dollar, they’re going to be making $2 to $5 off of that. For us, it’s a very natural evolution to start marketing our own products. So we’re making $2 to $5 instead of the dollar.

So that’s really our biggest differentiating factor. We expect companies will start emulating this. AppLovin is a public company, very different space. They’re in the mobile app space. But they started off with a great app download network and have lately been buying their proprietary app studios. So they’re definitely moving in the direction that we’re in.

And we think that other people with great marketing funnels will do so, but it’s quite hard. Like it’s very, very difficult to build your own products and very different skill set than being straight customer acquisition. So that’s why we’re benefiting from—we made this shift in 2018 when we first started working with Protected. And so we think with our combined assets on the system when in Protected, it’s somewhat unique in the ecosystem.

Ashley DeSimone^ Thanks, Maria. We’re going to go to a follow-up from Michael Graham at Canaccord.

Michael Graham^ Yes, thanks. I just wanted to go back to what I think is a sort of foundational element here, which is your 1P data. And can you just maybe talk about how you look at sort of building that asset and is it adding more records to it or the depth of those records and just maybe talk about does it does it get more effective as it gets bigger? Are there benefits to scale there?

Michael Blend^ Yes. Thanks for the question. So the way we—well, first of all, we like to say that when we started the company and we’ve always been a first-party data company, that we would have predicted that fast forward eight years, here we are and the market is favoring first party data companies. We probably really started—the honest answer is we started kind of feeling two or three years ago that this is where the winds were shifting.

So we’re very fortunate that our system is a first party—relies on first party data and not the third party data that the big walled gardens are trying to get rid of. The way that the platform works, the bigger we get on the advertising side, the more traffic we have coming in, the more sessions we have coming in to our owned and operated properties.

Everyone of those sessions provides us more first party data and it’s even better as people are coming in multiple times. So if you’re coming in from Pinterest, that tells us—that’s a signal, so we know you’re coming in from Pinterest. And then if you’re coming in from Pinterest and reading an article on home warranties, that’s another signal for us that we can—that’s first party data.

But then if you come back and you’re looking at another vertical, because you’ve seen an advertisement somewhere else, the first party data we have is just compounding. And so the more we have the better that we can target on the buy side. And so it’s really the bigger we get, I know Jen spoke to this in her part of the presentation, the bigger we get, the more effective our marketing platform is, but it also is harder and harder to compete with us.

So it’s a great question and we’ve started to see tailwinds already as some of the privacy changes have rolled out. And obviously, Google’s announced that in early 2023, they’ll be rolling out their own privacy changes and we welcome them, the sooner the better.

Ashley DeSimone^ We had a question from Jim Fish at Piper. He was asking about privacy. So since we just touched on that, we’re going to go to Shweta’s follow up from Evercore.

Shweta Khajuria^ Hello. Thank you. Could you please talk about the device and channel mix website versus—I mean, desktop versus mobile and mobile web versus app and how you think that may shift and if you’re seeing any of that from IDFA, thanks.

Michael Blend^ Sure. So I don’t think we’ve broken out the exact split between mobile and desktop, for instance and device. The way to think about those is that we’re operating at such scale. Our mix is essentially going to be the mix that you’ll see across the internet. And so mobile being dominant, because mobile is going to be more traffic in general on the internet. So we’ll track very closely to what consumer habits are on the internet.

As far as any effects that we’re seeing related to the changes that Apple made, we’re not seeing any negative effects. Let’s put it that way. I think that those changes are really our understanding when we’re kind of doing market checks is those shifts are really negatively affecting people in the mobile app download space. They were pretty heavily dependent on certain data that was coming in, that they could grab off the phones. We’re not, so we haven’t seen negative effects from any changes that Apple’s been making.

Ashley DeSimone^ Thanks, Shweta. That, I believe, ends all of our questions. So I’m going to hand it back to Michael Blend for closing remarks.

Michael Blend^ Well, thank you, everyone, for attending our first analyst day. We appreciate your time. We appreciate your interest in System1. As we’ve been saying, we think we’ve got a great company. We all trying to provide a good story and make it easy for all of our analysts to understand our business and we’re super excited about the opportunities ahead of us. We’re really excited about the partnership that we’ve got with Trebia on a go forward basis.

Our process of de-spacing is moving along nicely and we hope to see you all in the public markets very soon. So thank you for your time and with that I’m going to conclude our first analyst day. Appreciate it.